U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         COMMISSION FILE NUMBER 0-21946

                           NOTIFICATION OF LATE FILING

(Check One):


[X] Form 10-KSB      [ ] Form 11-K       [ ] Form 20-F       [ ] Form 10-QSB


       For Period Ended:                    DECEMBER 31, 1999
                        --------------------------------------------------------
   [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q

   [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR

   [ ] Transition Report on Form 11-K

       For Transition Period Ended:
                                   ---------------------------------------------

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:             HI-RISE RECYCLING SYSTEMS, INC.
                        --------------------------------------------------------
Former Name if Applicable:
                          ------------------------------------------------------

Address of Principal Executive Office (Street and Number):
                                                          ----------------------
                              8505 N.W. 74TH AVENUE
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City, State and Zip Code:                 MIAMI, FLORIDA  33166
                         -------------------------------------------------------


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PART II - RULE 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  [X]   (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X]   (b)     The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]   (c)     The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

                              SEE ATTACHMENT HERETO

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PART IV - OTHER INFORMATION
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(1)      Name and telephone number of person to contact in regard to this notification:

                   BRAD HACKER                  (305)             597-0243
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                      (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                              [X] Yes              [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X] Yes              [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              SEE ATTACHMENT HERETO

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

                         HI-RISE RECYCLING SYSTEMS, INC.
        ---------------------------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2000                        By: /s/ BRAD HACKER
                                                -------------------------------
                                                 Name:  Brad Hacker
                                                 Title: Chief Financial Officer

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

                            ATTACHMENT TO FORM 12B-25

                 FORM 10-KSB FOR PERIOD ENDED DECEMBER 31, 1999

PART III - NARRATIVE

The Registrant is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 1999 because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included in the Form 10-KSB. The Form 10-KSB will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(3) The Registrant anticipates that it will report a material change in its results of operations for the year ended December 31, 1999 as compared to its results of operations for the year ended December 31, 1998. The Registrant expects to report a substantial increase in its revenues for 1999 as compared to 1998. However, the Registrant anticipates its income before taxes will be similar to that reported by the Registrant in 1998 as a result of additional costs related to, among other things, acquisitions which were not consummated, the integration of costs incurred and bonuses paid in connection with successful acquisitions, and plant closings. In addition, the Registrant anticipates that its 1999 net income will decline as compared to 1998 as a result of a significant increase in its income tax provisions for 1999.

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